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W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                                         November 19, 2009

Alison White, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-8629

     Re:  Metropolitan Life Insurance Company
          Metropolitan Life Separate Account E
          Initial Registration Statement on Form N-4
          File Nos. 333-162586 and 811-4001

Dear Ms. White:

     On behalf of Metropolitan Life Insurance Company (the "Company") and its separate account, Metropolitan Life Separate Account E (the "Separate Account") we are providing the Company's responses to your comments of November 16, 2009 in connection with the above-referenced initial registration statement filed on October 20, 2009 for certain individual single premium deferred variable annuity contracts issued by the Company through the Separate Account (the "Contract"). Each of the Staff's comments is set forth below, followed by the Company's response.

1. COMMENT: In the response letter dated November 13, 2009, the Company stated in response to comment 1(b) that the Company will be primarily responsible for paying out any guarantees associated with the Contract. If true, please change "primarily" to "solely."

     RESPONSE: The Company represents that it will be solely responsible for paying out any guarantees associated with the Contract.

2. COMMENT: Given that the Contract will only be issued in New York, please review the registration statement and remove any references to state variations.

     RESPONSE: The Company reviewed the registration statement and removed any references to state variations.

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Alison White, Esq.
November 19, 2009
Page 2

                                      * * *

We hope you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at
(202) 383-0873.

                                        Sincerely,


                                        /s/ W. Thomas Conner
                                        ----------------------------------------
                                        W. Thomas Conner

cc:  Michele Abate, Esq.
     John Towers, Esq.
     Lisa Flanagan, Esq.